CONTACTS:   MEDIA:                                INVESTORS:
                 SUZANNE MEAD                          FRANK BERGONZI
                 VP Corporate Communications           Executive VP and CFO
                 (717) 975-5887                        (717) 975-5750

                                    JOELE FRANK
                                    Abernathy MacGregor Scanlon
                                    (212)  371-5999

     FOR IMMEDIATE RELEASE

           RITE AID IS COMMENCING CASH TENDER OFFER FOR 50.1% OF REVCO
                      _____________________________________

          CAMP HILL, PA (December 4, 1995) -- Rite Aid Corporation (RAD:
     NYSE, PSE) today announced that its wholly owned subsidiary, Ocean Acquisition Corporation, is commencing its cash tender offer to purchase 35,144,833 shares of common stock of Revco D.S., Inc. (RXR:
     NYSE) or such other number of shares as equals 50.1% of the shares outstanding on a fully diluted basis as of the expiration of the offer, at a price of $27.50 per share in cash.

          The remainder of the outstanding Revco shares would be converted into Rite Aid stock in a second-step merger based on formulas set forth in the merger agreement and described in the tender offer materials. Under the formulas, the per share value of Rite Aid common stock which stockholders of Revco would receive in the second-step merger will be determined during a randomly selected 15-day pricing period during the 40 trading days ending five days before the meeting of stockholders of Revco to consider the merger. Stockholders of Revco would receive one share of Rite Aid common stock if the average market value of Rite Aid common stock during the pricing period is $27.50.

          If the average value of Rite Aid common stock is greater than $27.50 during the selected 15-day pricing period, stockholders of Revco will receive, for each Revco share, Rite Aid common stock having a value of $27.50 plus 50% of the increase in market value of Rite Aid common stock over $27.50, provided that in no event would Rite Aid issue less than 0.91666 shares of Rite Aid common stock for each Revco share in the merger. Similarly, if the average value of Rite Aid common stock during the pricing period is less than $27.50, stockholders of Revco will receive, fore each Revco share, Rite Aid common stock having a value of $27.50 less 50% of the decrease in the market value of Rite Aid common stock below $27.50, provided that in no event would Rite Aid issue more than 1.125 shares of Rite Aid common stock.

          If the average value of Rite Aid common stock during the pricing period is less than $27.50, Rite Aid would have the option of delivering, for each Revco share, one share of Rite Aid common stock plus cash in an amount equal to 50% of the decrease in market value of Rite Aid common stock below $27.50, provided that in no event would more than $2.75 per Revco share be paid in cash.

          The tender offer will expire at 12:00 midnight, New York City time, on Tuesday, January 2, 1996, unless the offer is extended.

          The tender offer is not conditioned on obtaining financing. The total value of the transaction is approximately $1.8 billion.

          The dealer manager for the tender offer is Donaldson, Lufkin & Jenrette Securities Corporation and the information agent is MacKenzie Partners, Inc.

          Rite Aid Corporation based in Camp Hill, Pennsylvania, is the nation's largest drugstore chain, with over 2,700 stores in 21 states and District of Columbia. Revco D.S., Inc., based in Twinsburg, Ohio, operates over 2,100 stores in 14 Midwestern, Southeastern and Eastern states and has annual sales of approximately $4.4 billion. General information about Rite Aid including corporate background and press releases is available, free of charge, through the company's News-On-Demand fax service at 800-916-7788.